Exhibit 99.2

GIBO HOLDINGS LIMITED

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on April 6, 2026 at 8:30 PM Malaysia Standard Time (8:30 AM Eastern Time)

(or any adjournment or postponement thereof)

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSALS.

1.	Proposal One: To consider and approve by an ordinary resolution to increase the authorized share capital and number of authorized shares of the Company from US$50,000 divided into 250,000,000 shares, par value US$0.0002 each, comprising (i) 225,000,000 Class A ordinary shares, par value US$0.0002 each and (ii) 25,000,000 Class B ordinary shares, par value US$0.0002 each, to US$10,000,000 divided into 50,000,000,000 shares, par value US$0.0002 each, comprising (i) 45,000,000,000 Class A ordinary shares, par value US$0.0002 each and (ii) 5,000,000,000 Class B ordinary shares, par value US$0.0002 each (the “Share Capital Increase”).

___ FOR	___ AGAINST	___ ABSTAIN

2.	Proposal Two: To consider and approve an ordinary resolution to (i) implement a share consolidation of ordinary shares of the Company, par value US$0.0002 each (the “Ordinary Shares”), whereby all the issued and outstanding and unissued Ordinary Shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years following the date of the EGM, at exact consolidation ratio(s) and effective time(s) as the board of directors of the Company (“Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (collectively, the “Share Consolidations” and each, a “Share Consolidation”) shall not exceed 100:1; (ii) authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine exact consolidation ratio(s) and effective date(s) of such Share Consolidation(s) during a period of two years following the date of the EGM, provided that the accumulative consolidation ratio for all such Share Consolidation(s) shall not exceed 100:1; or (b) elect not to implement any Share Consolidation during a period of two years following the date of the EGM; (iii) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder (credited as fully paid by way of capitalization out of the share premium of the Company) the number of consolidated shares of such class which are held by such shareholder being rounded down to the nearest whole number of consolidated shares of such class; and (iv) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

___ FOR	___ AGAINST	___ ABSTAIN

3.	Proposal Three: Subject to the approval by the shareholders of the Share Capital Increase, to consider and approve by a special resolution to, with immediate effect, adopt the third amended and restated memorandum and articles of association of the Company in the form annexed hereto as Annex A in substitution for and to the exclusion of, the second amended and restated memorandum and articles of association of the Company.

___ FOR	___ AGAINST	___ ABSTAIN

4.	Proposal Four: Subject to the approval by the shareholders of the Share Consolidation(s), to consider and approve by a special resolution that entirely conditional upon the approval of the Share Consolidation(s), with effect as of the date the Board may determine in its sole discretion (including but not limited to exact consolidation ratio(s) and the effective date(s) of such Share Consolidation(s)), the Company adopt an amended and restated memorandum and articles of association upon the effectiveness of each Share Consolidation, in the form annexed hereto as Annex B, in substitution for, and to the exclusion of, the Company’s memorandum and articles of association in effect immediately prior to the implementation of such Share Consolidation(s), to reflect such Share Consolidation(s), so long as such Share Consolidation(s) are implemented within two years following the date of the EGM.

___ FOR	___ AGAINST	___ ABSTAIN

5.	Proposal Five: By an ordinary resolution to approve that with respect to the matters duly approved under the resolutions at the EGM:

(1)	Mr. Chun Yen “Dereck” Lim, chairman of the Board, be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Share Consolidation(s) and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation(s);

(2)	the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and

(3)	the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

(from (1) to (3), the “General Authorization”)

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of GIBO HOLDINGS LIMITED

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: